UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 1-15256

BRASIL TELECOM S.A.

(Exact Name as Specified in its Charter)

Brazil Telecom Company

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 3330029520-8

PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET

Brasil Telecom S.A. (the “Company”) hereby informs its shareholders and the market that it has concluded the pricing of an issuance of U.S. dollar-denominated notes representing debt of the Company (“Bonds”) in the aggregate principal amount of US$1,500,000,000.00 (one billion, five hundred million dollars), maturing in 2022, in the international capital markets, to be listed on the Global Exchange Market of the Irish Stock Exchange.

The Bonds will bear a coupon of 5.75% per annum, payable semiannually.

The Company intends to use the net proceeds of the issuance of the notes for general corporate purposes and to refinance or repay existing indebtedness.

The securities mentioned herein will not be registered in the United States under U.S. securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements under U.S. law. The Company does not intend to register or conduct a public offering of these securities in the United States.

This notice does not constitute an offer to sell, nor a solicitation for the purchase of, the Bonds or any other security and does not constitute an offer, nor a solicitation or sale, in any state or jurisdiction in which, or to any person to whom, such offer, solicitation or sale is prohibited under the securities laws of that state or jurisdiction.

Rio de Janeiro, February 6, 2012

Alex Waldemar Zornig

Investor Relations Officer

BRASIL TELECOM S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2012

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer